UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 18, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Corcept Therapeutics Incorporated

File No. 0-50679 - CF#37297

Corcept Therapeutics Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 26, 2019.

Based on representations by Corcept Therapeutics Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:
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        Exhibit 10.32   through March 19, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Vanessa Countryman
        Acting Secretary